SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

CIMATRON LIMITED

(Translation of Registrant's name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [ X ]

             On November 19, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By:__________/s/______________ Micha Ronen Chief Financial Officer

Dated: December 3, 2002

Exhibit 1

FOR IMMEDIATE RELEASE

For More Information Contact:
Rose Malichi
Cimatron Ltd.
Phone: +972-3-531-2095
Email: rosem@cimatron.co.il

CIMATRON EXPANDS INTERNATIONAL DISTRIBUTION NETWORK

Leading CAD/CAM Vendor Establishes Presence in Mexico

Givat Shmuel, ISRAEL, November 19, 2002 - Cimatron Ltd. (NASDAQ: CIMT) a leading developer of CAD/CAM solutions for the tooling industry, today announced the signing of a distribution agreement in Mexico with Tecnum. Tecnum is located in Queretaro, the metalworking center of central Mexico, and is one of the region's leading machine tool distributors serving the automotive industry.

Established in 1984, Tecnum is recognized for its fine reputation and its strong presence in the Mexican machine tool market. Tecnum exclusively represents leading international machine tool manufacturers, including: Fidia (die and mold machining centers), Mandelli (horizontal machining centers), Kira (small vertical machining centers), FAMAR (vertical lathes), and Marposs (electronic dimensional gauges).

Tecnum (www.tecnum.com.mx) provides a wide range of highly specialized services, including fixture design and manufacturing, simultaneous engineering, prototype machining, mold machining, acceptance testing, and offers training courses for process engineers and operators.

The Mexican mold and die market has an estimated annual growth of 10%, and is a market that demands local qualified technical expertise to support CAD/CAM software solutions such as Cimatron's.

Cimatron Establishes Presence in Mexico

Mr. Guillermo Bonilla, General Manager of Tecnum, comments, "The distribution agreement with Cimatron will enable us to offer customers a full solution for the design and manufacturing process, including specialized CAD/CAM for tooling software, CNC machining and high-level technical support."

"Our new partnership with Tecnum will introduce Cimatron into the Mexican market via a well-established and professional company. We are confident that Tecnum will deliver first rate technical support and services to our customers," says Natan Mossak, VP Sales at Cimatron.

About Cimatron
Cimatron Ltd. (NASDAQ: CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through its Data-to-Steel product philosophy, Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with over 15,000 installations in the automotive, consumer plastics, and electronics industries, employ Cimatron's leading CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron Ltd. is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron's subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, visit our web site at http://www.cimatron.com.